UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                        International Royalty Corporation
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                     460277
                      (CUSIP Number of Class of Securities)


                                    Ben Lewis
                              Altius Resources Inc.
                       Suite 202, Kenmount Business Center
                                66 Kenmount Road
             St. John's, Newfoundland and Labrador, Canada, A1B 3V7
                               Fax: (709) 576-3441

                                 With copies to:

                         Mihkel E. Voore and Ian Putnam
                              Stikeman Elliott LLP
                            5300 Commerce Court West
                                 199 Bay Street
                        Toronto, Ontario, Canada, M5L 1B9
                               Fax: (416) 947-0866

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  June 24, 2009
         (Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Schedule 13D

                                                              CUSIP No.  460277
--------- ----------------------------------------------------------------------
(1)       Name of Reporting Person
          Altius Resources Inc.
          S.S. or I.R.S. Identification No. of Above Person
          Not applicable
--------- ----------------------------------------------------------------------
(2)       Check the Appropriate Box if a Member of a Group
          (a) |X| See Items 2(c) and 5(a)
          (b) |_|
--------- ----------------------------------------------------------------------
(3)       SEC Use Only

--------- ----------------------------------------------------------------------
(4)       Source of Funds
          WC
--------- ----------------------------------------------------------------------
(5)       Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e) |_|
--------- ----------------------------------------------------------------------
(6)       Citizenship or Place of Organization

          Newfoundland and Labrador (Canada)
--------- ----------------------------------------------------------------------
                     (7)               Sole Voting Power
  Number of
                                       None
    Shares           ----------------- -----------------------------------------
                     (8)               Shared Voting Power
 Beneficially
                                       4,226,072
   Owned by          ----------------- -----------------------------------------
                     (9)               Sole Dispositive Power
     Each
                                       None
   Reporting         ----------------- -----------------------------------------
                     (10)              Shared Dispositive Power
  Person With
                                       4,226,072
--------- ----------------------------------------------------------------------
(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          4,226,072
--------- ----------------------------------------------------------------------
(12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_|

--------- ----------------------------------------------------------------------
(13)      Percent of Class Represented by Amount in Row (11)
          5.38%*
--------- ----------------------------------------------------------------------
(14)      Type of Reporting Person
          CO
--------- ----------------------------------------------------------------------

* The calculation of this percentage is based on the 78,480,356 common shares (the "Common Shares") outstanding, as reported in International Royalty Corporation's unaudited interim consolidated financial statements as of and for the three months ended March 31, 2009.

                                  Schedule 13D

                                                              CUSIP No.  460277
--------- ----------------------------------------------------------------------
(1)       Name of Reporting Person
          Altius Minerals Corporation
          S.S. or I.R.S. Identification No. of Above Person
          Not applicable
--------- ----------------------------------------------------------------------
(2)       Check the Appropriate Box if a Member of a Group
          (a) |X| See Items 2(c) and 5(a)
          (b) |_|
--------- ----------------------------------------------------------------------
(3)       SEC Use Only

--------- ----------------------------------------------------------------------
(4)       Source of Funds
          AF
--------- ----------------------------------------------------------------------
(5)       Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e) |_|
--------- ----------------------------------------------------------------------
(6)       Citizenship or Place of Organization

          Alberta (Canada)
--------- ----------------------------------------------------------------------
                     (7)               Sole Voting Power
  Number of
                                       None
    Shares           ----------------- -----------------------------------------
                     (8)               Shared Voting Power
 Beneficially
                                       4,226,072
   Owned by          ----------------- -----------------------------------------
                     (9)               Sole Dispositive Power
     Each
                                       None
   Reporting         ----------------- -----------------------------------------
                     (10)              Shared Dispositive Power
  Person With
                                       4,226,072
--------- ----------------------------------------------------------------------
(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
          4,226,072
--------- ----------------------------------------------------------------------
(12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_|

--------- ----------------------------------------------------------------------
(13)      Percent of Class Represented by Amount in Row (11)
          5.38%*
--------- ----------------------------------------------------------------------
(14)      Type of Reporting Person
          CO
--------- ----------------------------------------------------------------------

* The calculation of this percentage is based on the 78,480,356 common shares (the "Common Shares") outstanding, as reported in International Royalty Corporation's unaudited interim consolidated financial statements as of and for the three months ended March 31, 2009.

Item 1.  Security and Issuer

     This statement on Schedule 13D (the "Statement") relates to the common shares (the "Common Shares") of International Royalty Corporation (the "Issuer"), a corporation incorporated under the laws of Canada.

     The Issuer's principal executive offices are located at 10 Inverness Drive East, Suite 104, Englewood, Colorado, 80112.

Item 2.  Identity and Background

     (a) This Statement is being filed jointly pursuant to Rule 13d-(1)(k) by:

         (i) Altius Resources Inc., a corporation incorporated under the laws of the Province of Newfoundland and Labrador ("Altius Resources"); and

         (ii) Altius Minerals Corporation, a corporation incorporated under the laws of the Province of Alberta ("Altius Minerals").

     Altius Resources and Altius Minerals are hereinafter referred to as the "Reporting Persons". Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. A copy of the joint filing agreement among the Reporting Persons is attached as Exhibit 1.

     (b) The business address of the Reporting Persons is Suite 202, Kenmount Business Center, 66 Kenmount Road, St. John's, Newfoundland and Labrador, Canada, A1B 3V7.

     (c) Altius Minerals' principal business activities include the generation and acquisition of projects related to natural resources opportunities in Newfoundland and Labrador. Altius Minerals' areas of primary interest include direct investment in mineral exploration and mine development, oil and gas production and refining and indirect investment (typically third party corporate equity or royalties) in natural resource companies and projects. Altius Resources is a wholly-owned subsidiary of Altius Minerals. Altius Resources' principal business activities are the same as those of Altius Minerals.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     Information with respect to the Reporting Persons' directors and executive officers is set forth in Annex A to this Statement and is incorporated herein by reference. All of the Reporting Persons' directors and executive officers are citizens of Canada.

Item 3.  Source and Amount of Funds or Other Consideration

     The 4,226,072 Common Shares reported in this Statement, over which the Reporting Persons have shared voting and dispositive power, were acquired by Altius Resources at an aggregate cost of Cdn$17,844,999. The funds were provided by working capital of Altius Resources.

Item 4.  Purpose of Transaction

     Altius Resources acquired the Common Shares of the Issuer for investment purposes. The Reporting Persons intend to acquire additional Common Shares of the Issuer, whether through prospectus offerings, on the open market, through private transactions or through other forms of acquisition, subject to market conditions. In addition, the Reporting Persons may seek at any time to dispose all or a portion of the Common Shares, through open market transactions, negotiated transactions or otherwise. The Reporting Persons do not currently intend to make a take-over bid for any Common Shares of the Issuer.

     The Reporting Persons have considered and evaluated, from time to time, and are considering and evaluating, strategic alternatives designed to maximize the value of their investment in the Issuer. Altius Minerals has retained the services of a financial advisor to assist with such consideration and evaluation. At this time, the Reporting Persons have not set any specific timeline or made any decisions regarding their future plans or proposals with respect to the Issuer.

     The Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate.

Item 5.  Interest in Securities of the Issuer

     (a) As of the date of this Schedule 13D, Altius Resources owned 4,226,072 Common Shares, representing approximately 5.38% of the outstanding Common Shares. This percentage was calculated on the basis of 78,480,356 Common Shares outstanding, as reported in International Royalty Corporation's unaudited interim consolidated financial statements as of and for the three months ended March 31, 2009.

     Altius Resources is a wholly-owned subsidiary of Altius Minerals.

     To the Reporting Persons' knowledge, except as set forth in Annex A to this Statement, other persons named in Item 2 do not beneficially own, within the meaning of Rule 13d-3 under the Act, any Common Shares.

     (b) The Reporting Persons have shared power to direct the voting and disposition of 4,226,072 Common Shares.

     (c) Transactions effected by the Reporting Persons during the past sixty days:

     On June 24, 2009, Altius Resources purchased on the open market 1,783,900 Common Shares at a price of Cdn$3.53 per Common Share.

     On June 25, 2009, Altius Resources purchased on the open market 210,000 Common Shares at a price of Cdn$3.63 per Common Share.

     On June 26, 2009, Altius Resources purchased on the open market 102,100 Common Shares at a price of Cdn$3.67 per Common Share.

     On June 29, 2009, Altius Resources purchased on the open market 39,850 Common Shares at a price of Cdn$3.74 per Common Share.

     On June 30, 2009, Altius Resources purchased on the open market 36,400 Common Shares at a price of Cdn$3.78 per Common Share.

     On July 2, 2009, Altius Resources sold on the open market 74,900 Common Shares at a price of Cdn$3.75 per Common Share.

     On July 3, 2009, Altius Resources sold on the open market 1,800 Common Shares at a price of Cdn$3.75 per Common Share.

     On July 6, 2009, Altius Resources sold on the open market 43,300 Common Shares at a price of Cdn$3.71 per Common Share.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1       Joint Filing Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated: July 6, 2009


                                     ALTIUS RESOURCES INC.

                                     By:  /s/  Ben Lewis
                                        --------------------------------------
                                        Name:  Ben Lewis
                                        Title: Chief Financial Officer


                                     ALTIUS MINERALS CORPORATION

                                     By:  /s/  Ben Lewis
                                        --------------------------------------
                                        Name:  Ben Lewis
                                        Title: Chief Financial Officer

                                     ANNEX A

     Unless otherwise indicated, the business address of the respective directors and executive officers of the Reporting Persons is Suite 202, Kenmount Business Center, 66 Kenmount Road, St. John's, Newfoundland and Labrador, Canada, A1B 3V7.

     To the knowledge of the Reporting Persons, none of their respective directors or executive officers has been convicted in a criminal proceeding or was or is subject to a civil judgment of the type described in clauses (d) or
(e) of Item 2 of the Statement. Each of the respective directors and executive officers of the Reporting Persons is a citizen of Canada.

Directors and Executive Officers of Altius Resources
----------------------------------------------------

                                                                                               Common Shares
Name                                   Office Held at Altius                                 Beneficially Owned
----                                   ---------------------                                 ------------------
Brian Dalton                           Director, President and Chief                               Nil
                                       Executive Officer

Roland Butler Jr.                      Director, Chief Operating Officer                           Nil

John A. Baker                          Director, Chairman of the Board (1)                         Nil

Geoffrey Thurlow                       Director (2)                                                Nil

Ben Lewis                              Chief Financial Officer                                     Nil

Chad Wells                             Vice President Corporate                                    Nil
                                       Development / Corporate Secretary

Lawrence Winter                        Vice-President, Exploration                                 Nil



(1) Principal occupation: Mr. Baker is a Partner at the law firm of White, Ottenheimer & Baker. Business address: Baine Johnston Centre, 10 Fort William Place, P.O. Box 5457, St. John's, NL, Canada, A1C 5W4.

(2) Principal occupation: Mr. Thurlow is the President of VMS Consultants Inc. Business address: 11 Marcelle Avenue, Corner Brook, NL, Canada, A2H 2V8.

Directors and Executive Officers of Altius Minerals
---------------------------------------------------

                                                                                               Common Shares
Name                                   Office Held at Altius                                 Beneficially Owned
----                                   ---------------------                                 ------------------
Brian Dalton                           Director, President and Chief                               Nil
                                       Executive Officer

Roland Butler Jr.                      Director, Chief Operating Officer                           Nil

John A. Baker                          Director, Chairman of the Board (1)                         Nil

Geoffrey Thurlow                       Director (2)                                                Nil

Susan Sherk                            Director (3)                                                Nil

Donald Warr                            Director (4)                                                Nil

Fred Mifflin                           Director (5)                                                Nil

Ben Lewis                              Chief Financial Officer                                     Nil

Chad Wells                             Vice President Corporate                                    Nil
                                       Development / Corporate Secretary

Lawrence Winter                        Vice-President, Exploration                                 Nil


(1) Principal occupation: Mr. Baker is a Partner at the law firm of White, Ottenheimer & Baker. Business address: Baine Johnston Centre, 10 Fort William Place, P.O. Box 5457, St. John's, NL, Canada, A1C 5W4.

(2) Principal occupation: Mr. Thurlow is the President of VMS Consultants Inc. Business address: 11 Marcelle Avenue, Corner Brook, NL, Canada, A2H 2V8.

(3) Principal occupation: Ms. Sherk is a Senior Human Environmental Consultant at AMEC Americas Limited. Business address: 133 Crosbie Road, P.O. Box 13216, St. John's, NL, Canada, A1B 4A5.

(4) Principal occupation: Mr. Warr is a Partner at Blackwood & Warr Chartered Accountants. Business address: 235 Major's Path, St. John's, NL, Canada, A1A 5B2.

(5) Principal occupation: Mr. Mifflin is a Partner at Blair Franklin Capital Partners Inc. Business address: Commerce Court West, Suite 1905, 199 Bay Street, P.O. Box 147, Toronto, ON, Canada, M5L 1E2.

                                    EXHIBIT 1


                             Joint Filing Agreement

     The undersigned hereby agree that the statement on Schedule 13D with respect to the common shares of International Royalty Corporation dated July 6, 2009, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     Dated: July 6, 2009



                                    ALTIUS RESOURCES INC.

                                     By:  /s/  Ben Lewis
                                        --------------------------------------
                                        Name:  Ben Lewis
                                        Title: Chief Financial Officer


                                     ALTIUS MINERALS CORPORATION

                                     By:  /s/  Ben Lewis
                                        --------------------------------------
                                        Name:  Ben Lewis
                                        Title: Chief Financial Officer